SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Anaplan, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03272L 108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03272L 108

1.	Names of Reporting Persons Granite Ventures II, L.P. (“GV II”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

  Sole Voting Power

12,351,794 shares, except that Granite Management II, LLC (“GM II”), the general partner of GV II, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.
	7.

  Sole Dispositive Power

12,351,794 shares, except that GM II may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,351,794 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.88%(1)
12.	Type of Reporting Person (see instructions) PN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Granite Ventures Entrepreneurs Fund II, L.P. (“GV EF II”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

  Sole Voting Power

99,947, except that GM II, the general partner of GV EF II, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.
	7.

  Sole Dispositive Power

99,947, except that GM II may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,947 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.08%(1)
12.	Type of Reporting Person (see instructions) PN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons GV Anaplan SPV, L.P. (“GV SPV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

  Sole Voting Power

250,036 shares, except that Granite Ventures, LLC (“GV LLC”), the general partner of GV SPV, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GV LLC and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.
	7.

  Sole Dispositive Power

250,036 shares except that GV LLC may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GV LLC and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,036 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.20%(1)
12.	Type of Reporting Person (see instructions) PN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Granite Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

  Sole Voting Power

250,036 shares, which shares are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GV LLC and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.
	7.

  Sole Dispositive Power

250,036 shares, which shares are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GV LLC and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,036 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.20%(1)
12.	Type of Reporting Person (see instructions) OO

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Granite Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

  Sole Voting Power

12,451,741 shares, 12,351,794 of which are directly owned by GV II and 99,947 of which are directly owned by GV EF II, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6.	Shared Voting Power See response to row 5.
	7.

  Sole Dispositive Power

12,451,741 shares, 12,351,794 of which are directly owned by GV II and 99,947 of which are directly owned by GV EF II, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,451,741 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.96%(1)
12.	Type of Reporting Person (see instructions) OO

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Standish O’Grady
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 68,848 shares held by Standish H. O’Grady and Anne Brophy O’Grady, Trustees of The O’Grady Revocable Trust, dated January 3, 2014.
	6.

  Shared Voting Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 68,848 shares held by Standish H. O’Grady and Anne Brophy O’Grady, Trustees of The O’Grady Revocable Trust, dated January 3, 2014.
	8.

  Shared Dispositive Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,770,625 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.22%(1)
12.	Type of Reporting Person (see instructions) IN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Jacqueline Berterretche
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

  Shared Voting Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0
	8.

  Shared Dispositive Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,701,777 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.16%(1)
12.	Type of Reporting Person (see instructions) IN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

CUSIP No. 03272L 108

1.	Names of Reporting Persons Christopher McKay
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

  Shared Voting Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	7.	Sole Dispositive Power 0
	8.

  Shared Dispositive Power

12,701,777 shares, 12,351,794 of which are directly owned by GV II, 99,947 of which are directly owned by GV EF II and 250,036 of which are directly owned by GV SPV, except that each of Standish O’Grady, a member of the Issuer’s board of directors, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,701,777 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.16%(1)
12.	Type of Reporting Person (see instructions) IN

(1)

Based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

Item 1(a).	Name of Issuer: Anaplan, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 50 Hawthorne Street, San Francisco, CA 94105

Item 2(a).	Name of Person Filing:

Granite Ventures, LLC

Granite Management II, LLC

Granite Ventures Entrepreneurs Fund II, L.P.

Granite Ventures II, L.P.

GV Anaplan SPV, L.P.

Standish O’Grady

Jacqueline Berterretche

Christopher McKay

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

300 Montgomery Street, Suite 638

San Francisco, CA 94104

Item 2(c).	Citizenship:

Granite Ventures, LLC – California

Granite Management II, LLC – California

Granite Ventures Entrepreneurs Fund II, L.P. – Delaware

Granite Ventures II, L.P. – Delaware

GV Anaplan SPV, L.P. – Delaware

Standish O’Grady – United States

Jacqueline Berterretche – United States

Christopher McKay – United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 03272L 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based on 124,964,193 shares of Common Stock outstanding as of November 30, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

See Row 9 of cover page for each Reporting Person.

(i) Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of a Group

Not applicable.

Item 9.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANITE MANAGEMENT II, LLC
By Granite Ventures, LLC
Its Managing Member

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member
Dated: February 12, 2019

GRANITE VENTURES, LLC

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member
Dated: February 12, 2019

GRANITE VENTURES II, L.P.
By Granite Management II, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member
Dated: February 12, 2019

GRANITE VENTURES ENTREPRENEURS FUND II, L.P.
By Granite Management II, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member
Dated: February 12, 2019

GV ANAPLAN SPV, L.P.
By Granite Ventures, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title: Member
Dated: February 12, 2019

By	/s/ Jacqueline Berterretche
Jacqueline Berterretche
Dated: February 12, 2019

By	/s/ Christopher McKay
Christopher McKay
Dated: February 12, 2019

By	/s/ Standish O’Grady
Standish O’Grady
Dated: February 12, 2019